FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: October 25, 2018	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer

CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE SIX-MONTH PERIOD ENDED

JUNE 30, 2018

The accompanying explanatory notes and exhibits are an integral part of these financial statements

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	06.30.18	06.30.17
Cash flows from operating activities
Income before Income Tax	5,249,113	2,315,839
Adjustments to obtain flows from operating activities:	(7,050,127)	1,182,165
Amortizations and impairments	406,902	302,522
Loan loss provision	1,330,442	798,771
Other adjustments	(8,787,471)	80,872
Net decreases from operating assets:	(38,900,491)	(25,179,149)
Debt securities at fair value through profit or loss	3,086,551	(581,007)
Derivative instruments	142,225	53,723
Repo transactions	18,273	(2,977,356)
Loans and other financing	(34,758,768)	(11,270,785)
Non-financial government sector	140	98,580
Other financial institutions	(1,251,178)	(600,887)
Non-financial private sector and residents abroad	(33,507,730)	(10,768,478)
Other debt securities	(2,491,559)	(8,424,392)
Financial assets pledged as collateral	(1,905,376)	(83,333)
Investments in equity instruments	6,309	7,112
Other assets	(2,998,146)	(1,903,111)
Net increases from operating liabilities:	41,482,653	12,469,190
Deposits	37,976,490	10,941,391
Non-financial government sector	(7,220)	(1,377,038)
Financial sector	19,983	(88,185)
Non-financial private sector and residents abroad	37,963,727	12,406,614
Liabilities at fair value through profit or loss	143,495	—
Derivative instruments	(213,227)	(58,305)
Repo transactions	651,341	(108,625)
Other liabilities	2,924,554	1,694,729
Income tax payments	(541,734)	(443,341)

Total cash flows generated by / (used) in operating activities	239,414	(9,655,296)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	06.30.18	06.30.17
Cash flows from investment activities
Payments:	(637,905)	(1,089,897)
Purchase of property, plant, and equipment, intangible assets and other assets	(636,240)	(1,089,897)
Purchase of debt or equity instruments issued by other entities	(1,665)	—
Collections:	324,851	105,228
Other payments related to investment activities	324,851	105,228
Total cash flows used in investment activities	(313,054)	(984,669)

Cash flows from financing activities
Payments:	(1,297,747)	(1,609,906)
Dividends	(970,935)	(911,000)
Non-subordinated corporate bonds	(326,812)	(323,520)
Financing to local financial institutions	—	(371,214)
Argentine Central Bank	—	(4,172)
Collections:	5,237,626	—
Financing by local financial institutions	918,818	—
Other collections from financing activities	4,316,810	—
Argentine Central Bank	1,998	—

Total cash flows generated by / (used in) financing activities	3,939,879	(1,609,906)

Effect of exchange rate changes on cash and cash equivalents balances
Total changes in cash flows	12,428,451	1,281,073

Net increase / (net decrease) in cash and cash equivalents	16,294,690	(10,968,798)

Cash and cash equivalents at the beginning of the year (1)	38,235,942	48,164,949

Cash and cash equivalents at the end of the period (1)	54,530,632	37,196,151

(1)	Note 7.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE

PERIOD ENDED JUNE 30, 2018

(Stated in thousands of pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, indistinctly, “BBVA Francés” or the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 251 national branches.

Since December 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “controlling entity”), which directly and indirectly controls the Entity, with 66.55% of the share capital as of June 30, 2018.

These financial statements include the Entity and its controlled or subsidiary companies (collectively referred to, including the Entity, as the “Group”). The Entity’s subsidiaries are listed below:

•	BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent;

•

Volkswagen Financial Services Compañía Financiera S.A.: corporation incorporated under the laws of Argentina as a financial company to provide financing for individuals, companies and dealers of the Volkswagen network, to acquire Volkswagen vehicles, as well as vehicles with the brands Audi, Man – VW Trucks and Buses, and Ducati;

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual investment products;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime called the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Administration (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009 whereby retirement and pension funds management companies interested in reconverting their social purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention of reconverting. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, through a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

Argentine Capital Markets Law No. 26,831, enacted on December 28, 2012 and amended by Law No. 27,440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in its Section 47 that agents have an obligation to register before the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Fund Investment Products under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Banco Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as Mutual Investment Funds Products Management Agent under No. 3. On September 19, 2014, the subsidiary BBVA Francés Valores S.A. was registered as comprehensive Settlement, Clearing and Trading Agent under No. 41.

Part of the Entity’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.	Basis for the preparation of the Financial Statements

These condensed financial statements for the six-month period ended June 30, 2018 are part of the period covered by the first annual financial statements prepared pursuant to the reporting framework established by the Argentine Central Bank (BCRA) that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) for banks issued by the International Accounting Standards Board (IASB), with a temporary exception for the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial instruments” and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions (“financial reporting framework established by the BCRA”).

The exceptions described are a deviation from IFRS, and their impact has been evaluated by the Entity as detailed below:

a)

Had the impairment model set forth in Section 5.5 “Impairment” of IFRS 9 been applied, assets would have decreased by 38,414 and 247,851 as of June 30, 2018 and December 31, 2017, respectively. Likewise, the income for the six-month period ended June 30, 2018 would have increased by 209,437 and retained earnings would have decreased by 247,851.

b)

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 2,207,318 and 1,185,800 as of June 30, 2018 and December 31, 2017, respectively. Likewise, the result for the six-month periods ended June 30, 2018 and June 30, 2017 would have increased by 1,021,518 and 1,185,800, respectively.

As this is an interim period, the Group has opted to present condensed information, pursuant to the guidelines of International Accounting Standard (IAS) No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the interim financial statements as of March 31, 2018. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from March 31. 2018 are included.

As of June 30, 2018, no new standards were adopted for the period ended on that date that may affect these financial statements.

Furthermore, the BCRA, through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. as of August 22, 2018.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

IAS 29 -Financial Reporting in Hyperinflationary Economies- requires the financial statements of an entity with a functional currency that is hyperinflationary to be restated for the changes in the general pricing power of the functional currency for the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. To do so, non-monetary items shall include the inflation from the date of acquisition or the date of revaluation, as applicable. To determine the existence of a hyperinflationary economy, the IAS provides a series of factors to be considered, such as a three-year cumulative inflation rate approaching or exceeding 100%.

As a result of the Argentine peso devaluation occurred in the last months and the increase in the general level of prices observed in that period, cumulative inflation in the last three years exceeds 100% as of June 30, 2018, and therefore, the conditions mentioned in the preceding paragraph would be met as from July 1, 2018.

However, pursuant to the provisions set forth in Decree No. 664/2003 issued by the Argentine Executive, Communication “A” 3921 of the BCRA and General Resolution No. 441/2003, as amended, of the CNV, the Entity does not apply financial statements restatement mechanisms as from March 1, 2003.

The existence of fluctuations in relevant variables of the economy occurred during the last fiscal years should be taken into account when reading and analyzing these interim condensed financial statements.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of June 30, 2018 were the same as those described in Note 4.1. and 4.2. to the interim financial statements as of March 31, 2018.

In addition, the Bank applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the interim financial statements as of March 31, 2018.

5.	Significant accounting policies

The Group has consistently applied the accounting policies described in Note 5 to the interim consolidated financial statements as of March 31, 2018, in all periods presented in these financial statements and the preparation of the Balance Sheet as of December 31, 2016 for the purposes of the transition to the financial reporting framework established by the BCRA. Note 56 contains a detail of the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the six-month period ended June 30, 2018 have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The interim financial statements have been prepared based on the policies the Entity expects to adopt in its annual financial statements as of December 31, 2018. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

6.	IFRS issued but not yet in force

A series of new standards and changes to the standards in force will enter into force after January 1, 2018, with early adoption allowed.

The Group has decided not to make early adoption of these new regulations or changes to regulations in force in the preparation of these consolidated financial statements.

The Group considers the only standard that may have a potentially significant impact on the financial standing and the results of the Group is IFRS 16 - “Leases”, which will replace the current standards on leases for fiscal years beginning on or after January 1, 2019.

IFRS 16 introduces a single lease accounting model for lessees, whereby a right-of-use asset and a lease liability for the obligation of making payments for the lease are recognized. There are exemptions allowing not to recognize short-term leases and low-value leases.

IFRS 16 does not introduce any changes to the lessor’s accounting, that is to say, leases are still classified as financial or operating.

The Group is the lessor of a series of branches and offices, which is why the Group is expected to recognize new assets for the right to use such real property and the related debt for leases. The Group has not yet completed the assessment of the amounts that will be required to be recognized in the following fiscal year as a consequence of the entry into force of IFRS 16.

7.	Cash and deposits in banks

The breakdown of the item in the Consolidated Balance Sheet and the balance of Cash and cash equivalents computed for the purposes of the preparation of the Consolidated Statement of Cash Flows includes the following items:

8.	Debt securities at fair value through profit or loss

9.	Derivative instruments

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or monthly settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Balance Sheet in the item “Derivative instruments”; and changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

The breakdown of the item is as follows:

Assets

Liabilities

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars, as well as the base value of interest rate swaps are reported below:

10.	Repo and reverse repo transactions

The breakdown of the item is as follows:

Repo Transactions

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out in August and September 2017 with Argentina for a total of USD 250,000,000 with final maturity on December 28, 2018 and March 1, 2019.

Reverse Repo Transactions

11.	Other financial assets

The breakdown of Other financial assets is as follows:

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the accounting balances is shown below:

Loan commitments

To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, the granting of collateral, surety, warranties, letters of credit and documented credits. Although these transactions are not recognized in the Consolidated Balance Sheet, because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Balance Sheet and are, therefore, an integral part of the Group’s total risk.

As of June 30, 2018 and December 31, 2017 and 2016, the Group holds the following contingent transactions:

Such guarantees are initially recognized at fair value of the commission received in “Other financial liabilities”.

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other Debt securities

13.1    Financial assets measured at amortized cost

They include corporate bonds for which the Group is carrying out credit recovery transactions, for an amount of 190 as of June 30, 2018 and December 31, 2017, and 243 as of December 31, 2016.

13.2    Financial assets measured at fair value through OCI

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of June 30, 2018, December 31, 2017 and 2016 is included below:

(1)	Special guarantee checking accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward and term transactions. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and forward transactions.

15.	Income Tax:

a)	Current income tax assets

The breakdown of the item is as follows:

b)	Current income tax liabilities

The breakdown of the item is as follows:

(1)	The balance as of June 30, 2018 includes a reduction by 1,021,518 for the action seeking declaration of unconstitutionality, while, as of December 31, 2017, such reduction amounts to 1,185,800.

c)	Income Tax Charge

Breakdown of income tax charges:

Income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted average tax rate that the Entity expects for the fiscal year.

The Group’s effective rate for the six-month period ended June 30, 2018 was 29%, while for the six-month period ended June 30, 2017, it was 33%.

•	Income tax– Tax inflation adjustment for fiscal years 2016 and 2017

On May 10, 2017 and May 10, 2018, and based on related case law, the Entity approved the filing of an action seeking declaration of unconstitutionality of Section 39 of Law 24,073, Section 4 of Law 25,561, Section 5 of Decree No. 214/02 issued by the Argentine Executive and any other regulation voiding the inflation adjustment mechanism provided for under Law 20,628, as amended, due to the confiscatory effect in the specific case, for fiscal years 2016 and 2017. Consequently, the Entity submitted its Income Tax Returns for fiscal years 2016 and 2017 taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without passing judgment on the decisions adopted by the corporate bodies or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingency provision in the applicable item in “Liabilities” in the amount of earnings recorded, because it considers that “a new assessment of income tax applying the inflation adjustment is not contemplated in the regulation issued by the BCRA”.

In response to this Memorandum, the Entity submitted the related statement and ratified its position and provided the background of the accounting registration made. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account in liabilities and in “Other operating expenses” in the Statement of Income, specifically pursuant to the accounting standard prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely for the Entity to obtain a favorable judgment in the last instance supporting the idea that this period’s income tax shall be assessed including the inflation tax adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2017 and 2016.

Therefore, the recording of the contingency provision required by the BCRA results in a deviation from IFRS, as stated in Note 2.

•	Income tax – requests for recovery for fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, which resulted in an amount higher than the tax paid, by 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated in the previous section, on November 19, 2015, the refund administrative claim was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that there was no response from the administration.

In turn, on April 4, 2017, a refund was requested for the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. The breakdown of the item is as follows:

17.	Investments in Associates

The Group has investments in the following entities over which it has a significant influence and, therefore, measures those investments by applying the equity method:

(1)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21.

18.	Property, plant and equipment

19.	Intangible Assets

20.	Other non-financial assets

The breakdown of the item is as follows:

21.	Non-current assets held for sale

On February 27, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in the City of Buenos Aires. Therefore, these assets, the value of which, as of June 30, 2018 amounts to 384,999, were classified as “Non-current assets held for sale”, as efforts to sell that group of assets has begun as of such date. On July 5, 2018, this group of real estate assets was sold (see Note 57).

Furthermore, during November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, for an amount of 122,631 as of June 30, 2018 and 196,379 as of December 31, 2017. The efforts to sell that asset have begun and the sale is expected to take place in 2018.

22.	Deposits

The information on concentration of deposits is presented in Exhibit H.

The breakdown of the item is as follows:

23.	Liabilities at fair value through profit or loss

24.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

25.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions are measured at amortized cost and the breakdown is as follows:

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of June 30, 2018, as of December 31, 2017 and 2016:

Detail	Issue date	Nominal Value (in thousands of pesos)	Maturity	Rate	Payment of interest	Residual value as of 06.30.18	Residual value as of 12.31.17	Residual value as of 12.31.16
Class 9	02/11/2014	145,116	02/11/2017	Badlar Private + 4.70% annual nominal	Quarterly	—	—	143,116
Class 11	07/18/2014	165,900	07/18/2017	Badlar Private + 3.75% annual nominal	Quarterly	—	—	165,900
Class 13	11/13/2014	107,500	11/13/2017	Badlar Private + 3.75% annual nominal	Quarterly	—	—	107,500
Class 16	07/30/2015	204,375	07/30/2017	Badlar Private + 3.75% annual nominal	Quarterly	—	—	204,375
Class 17	12/28/2015	199,722	06/28/2017	Badlar Private + 3.50% annual nominal	Quarterly	—	—	189,750
Class 18	12/28/2015	152,500	12/28/2018	Badlar Private + 4.08% annual nominal	Quarterly	152,500	152,500	152,500
Class 19	08/08/2016	207,500	02/08/2018	Badlar Private + 2.40% annual nominal	Quarterly	—	207,500	205,500
Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23% annual nominal	Quarterly	292,500	290,500	292,500
Class 21	11/18/2016	90,000	05/18/2018	Badlar Private + 2.75% annual nominal	Quarterly	—	90,000	90,000
Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50% annual nominal	Quarterly	181,053	180,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	TM20 (*)+ 3.20% annual nominal	Quarterly	553,125	553,125	—
Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25% annual nominal	Quarterly	546,500	546,500	—

				Total Capital		1,725,678	2,020,178	1,734,194
				Interest accrued		25,918	32,312	52,091

				Total capital and interest accrued		1,751,596	2,052,490	1,786,285

(*)	The TM20 rate is the single arithmetic mean of interest rates for term deposits of twenty million pesos or more and thirty to thirty five day terms.

27.	Provisions

Provisions for post-employment defined benefits plans

There are groups of terminated employees for which the Bank assumes the coverage of the cost of prepaid medical plan service installments (total or partially) for a certain period after their termination. The Bank does not cover events requiring medical assistance, but it simply pays the medical plan service installments.

The main actuarial hypotheses considered are as follows:

*	The inflation rate projected by private consulting agencies was used.

*	For the medical plan service installment, a 2% increase was estimated over the projected inflation.

*	The discount rate curve was estimated based on the projected inflation for each year, also considering an annual actual discount rate of 4%.

*

In order to make the sensitivity analysis, a variation of 100 basis points in the hypotheses presented was considered. This variation implies an increase or reduction of approximately 2% in the actuarial value of liabilities.

In the opinion of the Entity’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

28.	Other non-financial liabilities

The breakdown of the item is as follows:

29.	Capital Stock

The breakdown of the item is as follows:

Shares				Capital stock
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Ordinary	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

BBVA Banco Francés S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The liability of its shareholders is limited to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in capital stock by up to $ 145,000,000 in par value through the issuance of 145,000,000 new ordinary book-entry shares entitled to one vote and with a nominal value of $ 1 per share, granting the Board of Directors the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 ordinary book-entry shares was approved, with a nominal value of $ 1 each, with a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the reference exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed for were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017 International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017 those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

30.	Interest income

31.	Interest expenses

32.	Commission income

33.	Commission expenses

34.	Net income from measurement of financial instruments at fair value through profit or loss

35.	Net income from write-down of assets at amortized cost and at fair value through OCI

36.	Gold and foreign currency exchange differences

37.	Other operating income

38.	Personnel benefits

39.	Administrative expenses

40.	Depreciation and impairment of assets

41.	Other operating expenses

42.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2018 is detailed below:

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2017 is detailed below:

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2016 is detailed below:

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoting or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument.

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Valuation using the quoting of the financial instrument, observable and available in independent prices sources and in active markets that the Group can access at the measurement date.

•	Level 2: Valuation with market prices with criterion different to those considered in Level 1, or through techniques using variables obtained from observable market data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of Argentine Treasury and BCRA Bills, together with a minor share in Argentine Government Bonds and corporate bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity. Level 3 financial assets are corporate bonds and debt securities of the Province of Río Negro.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	06.30.18	12.31.17
Argentine Treasury Bonds at fixed rate due 2023	—	398,162
Argentine Treasury Bonds in Pesos at fixed rate due 2021	—	19,776
Argentine Bond in Pesos at private Badlar + 325 bps. due 2020	—	(22,659)
Argentine Bond in Pesos at private Badlar + 250 bps. due 2019	—	877

As of June 30, 2018, no transfers have occurred from Level 1 to Level 2.

b.2)	Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of June 30, 2018 and December 31, 2017.

b.3)	Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the Group for its portfolio consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quotings for the last 10 business days, a theoretical assessment is made.

The theoretical assessment carried out for swaps and non-delivery forwards consists in discounting the future flows of the investment applying the interest rate as per the proper spot curve (prepared with comparable instruments with market quoting). The estimate of future cash flows for swaps is made considering the ARS and BADLAR rates curve as input. In the case of non-delivery forwards, future cash flows are estimated considering the fair values of Rofex futures as inputs.

The theoretical assessment carried out for Argentine Treasury Bonds in pesos at fixed rate due November 2020 (Bonte N20) and corporate bonds is a technical value. Therefore, the calculation includes interest collected of the investment plus nominal value. As regards Debt Securities of the Province of Río Negro, they were assessed considering the latest market quotation of BYMA as of June 19. This quotation is considered to be a better approximation to fair value than technical value.

Calculations both for Level 2 and Level 3 species do not require quantitative information based on non-observable inputs. In all cases, input data are observable in the market.

b.4)	Reconciliation of opening and closing balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between initial and closing balances of Level 3 fair values.

	06.30.18	12.31.17
Balances at the beginning of the year	239,958	4,408
Income for the period recognized in profit or loss	3,782	1,106
(Loss)/Income for the period recognized in OCI	(1,910)	1,411
Purchases	161,418	112,256
Sales	(71,692)	—
Transfers from Level 2	—	120,777

Balance at closing	331,556	239,958

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoting value in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2018 is detailed below:

(1)	The Group does not report the fair value as it considers it to be similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2017 is detailed below:

(1)	The Group does not report the fair value as it considers it to be similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2016 is detailed below:

(1)	The Group does not report the fair value as it considers it to be similar to its accounting value.

43.	Segment reporting

Basis for segmentation

The Group reports to the chief operating decision maker based on the following operating segments: (i) BBVA Banco Francés S.A. (banking), and (ii) Volkswagen Financial Services S.A. (financial services), each considered by the Group as a single reportable segment. Reportable segments are strategic business units offering different products and services. They are managed separately because each segment is aimed at different markets and consequently requires different commercialization technologies and strategies.

During 2017, the Company updated its internal business segment information adding the analysis of loans and deposits per lines of business (corporate banking, small and medium enterprises and retail).

The following tables present information regarding business segments:

(1)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

44.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

		Shareholding as of
Name	Registered Office (country)	06.30.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%	51.0000%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the Company’s capital stock and an indirect 4.8498% interest through BBVA Francés Valores S.A.

45.	Involvement with non-consolidated structured entities

The Group participates in a fiduciary capacity and as manager of financial and non-financial trusts and mutual investment funds (refer to Notes 53 and 54).

46.	Related parties

a)	Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	06.30.18	06.30.17
Fees	5,790	4,520

Total	5,790	4,520

b.2)	Transactions and balances with key management personnel

	Balances as of			Transactions
	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Loans
Credit cards	2,808	2,111	1,523	—	—
Overdrafts	95	20	—	—	—
Personal loans	—	10	102	—	10
Mortgage loans	1,342	1,366	1,407	120	124
Deposits
Checking account	3	10	34	—	—
Savings account	13,833	633	2,685	—	—

Loans are granted on an arm’s length basis.

b.3)	Transactions and balances with related parties (except key Management personnel)

	Balances as of			Transactions
Parent	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Cash and Deposits in Banks	87,936	425,754	245,089	—	—
Derivative Instruments	520	—	—	—	—
Other Non-financial Liabilities	48,491	54,701	113,967	31,917	30,871
Derivative Instruments	16,548	—	—	—	—
Securities in Custody	48,237,485	62,359,948	37,468,665	—	—
Sureties Granted	473,689	296,403	126,286	—	—
Guarantees Received	384	371	371	—	—

	Balances as of			Transactions
Associates	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Loans and other financing	2,002,976	2,067,515	1,165,928	391,003	302,567
Debt Securities at fair value through profit or loss	4,229	4,179	5,849	—	—
Derivative Instruments (Assets)	—	743	3,093	—	15,517
Deposits	47,213	36,506	25,983	2,473	—
Other Non-Financial Liabilities	5,983	3,124	407	2,859	2,076
Financing Received	—	82,175	—	2,546	126
Derivative Instruments (Liabilities)	296,786	12,026	576	321,507	—
Interest Rate Swaps	2,764,449	2,711,960	1,087,279	—	—
Securities in custody	669,732	223,475	380,819	—	—

Transactions have been agreed upon on an arm’s length basis.

47.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with positive accumulated results shall specifically provide for the allocation of those results.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided certain conditions are not met, such as the registration for financial assistance for lack of liquidity granted by that entity, deficiencies in capital or minimum cash contributions and the existence of a certain type of penalty set forth by various regulators and weighted as significant and/or failure to implement corrective measures, among other conditions.

In addition, the Group shall maintain a minimum capital after the proposed distribution of profits.

On April 10, 2018 the Shareholders’ Meeting approved the distribution of dividends for an amount of 970,000, which were paid on May 9, 2018. Furthermore, on March 30, 2017, the Shareholders’ Meeting approved the distribution of dividends for an amount of 911,000, which were paid on August 10, 2017.

The Shareholders’ Meeting of the subsidiary BBVA Francés Valores S.A. held on April 19, 2018 approved the distribution of dividends for an amount of 20,000, which were paid on May 18, 2018.

The Shareholders’ Meeting of the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión held on April 20, 2018, approved the distribution of dividends for an amount of 221,266, which were paid on May 15, 2018. Furthermore, the Shareholders’ Meeting held on April 24, 2017 approved the distribution of dividends for an amount of 140,000, which were paid on May 29, 2017.

48.	Restricted availability assets

As of June 30, 2018, as of December 31, 2017 and 2016, the Entity has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 68,175 and 41,108 as of June 30, 2018 and December 31, 2017, respectively, and Secured Bonds maturing in 2020 in the amount of 41,997 as of December 31, 2016, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 405 and 7,830 as of June 30, 2018 and December 31, 2017, respectively, and Secured Bonds maturing in 2020 in the amount of 45,717 as of December 31, 2016, as guarantee for funding granted by the Bicentennial Fund.

c)

Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 4,114,309, 2,932,754 and 2,049,102, as of June 30, 2018, December 31, 2017 and 2016, respectively.

d)	The Entity maintains accounts opened at the BCRA for retirement and pension payments for 204,774 as of June 30, 2018.

e)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 227,946 as of December 31, 2016, as security for its role in the custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime and custody of Registered Bills.

f)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (VALO) in the amounts of 26,926 and 35,417, and BYMA, in the amounts of 86,200 and 85,000 as of June 30, 2018 and December 31, 2017, respectively. Those shares are subject to a lien over credit rights in favor of “Crédito and Caución Compañía de Seguros S.A.” under the insurance contract signed by the company issuing such shares, to secure noncompliance with the company’s obligations.

That company registered the shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 66,400 as of December 31, 2016. These shares were subject to a lien over credit rights in favor of “CHUBB Argentina de Seguros S.A.” under the insurance contract executed by the company issuing those shares, to secure noncompliance with the company’s obligations.

49.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995 that company was incorporated, and the Entity has a 9.363% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks as a supplement of the deposits privileges and protection system set forth by the Law on Financial Institutions.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of June 30, 2018 and 2017 the contributions to the Fund have been recorded in the item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 137,656 and 101,348, respectively.

50.	Minimum cash and minimum capital

50.1    Minimum cash

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – checking account - not restricted	41,875,566	28,112,990	31,248,052
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	1,150,086	977,566	914,587
Argentine Central Bank (BCRA) – special retirement and pension accounts – restricted (Note 48)	204,774	—	—

	43,230,426	29,090,556	32,162,639

Argentine Treasury Bonds in pesos at fixed rate due November 2020	3,025,644	—	—

TOTAL	46,256,070	29,090,556	32,162,639

50.2    Minimum capital

The breakdown of minimum capitals is as follows as of the above mentioned date:

Minimum capital requirements	06.30.18	06.30.17
Credit risk	16,092,833	9,046,865
Operational risk	2,966,117	2,274,238
Market risk	154,790	287,776
Pay-in	33,150,138	18,632,561

Excess	13,936,398	7,023,682

51.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 731, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent—Comprehensive” and “Mutual Investment Funds Products Custodian Agent” amounts to 27,000 and the minimum of liquid assets required by those rules amounts to 13,750. This amount is available in Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of June 30, 2018, December 31, 2017 and 2016, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Investment Funds Products Management Agent, provided the minimum counterbalance entry required by the CNV, with 282,641 investment units of FBA Ahorro Pesos Fondo Común de Inversión, for a balance of 3,451, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum equity required to act as Mutual Investment Funds Products Management Agent of the Company amounts to 2,100. As of June 30, 2018, December 31, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

The subsidiary BBVA Francés Valores S.A., as Comprehensive Settlement and Clearing Agent, provided the minimum counterbalance entry required by the CNV, with 10,335 investment units of FBA Renta Fija Plus, through custody account No. 601-493-0005448549 at BBVA Banco Francés S.A. The minimum equity required to act as Comprehensive Settlement and Clearing Agent amounts to 18,000, while the liquid counterbalance entry amounts to 9,000. As of June 30, 2018, December 31, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

52.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Section 5, Sub-section a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Amended Text 2013 and amending regulations).

53.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2018, December 31, 2017 and 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of June 30, 2018, December 31, 2017 and 2016.

In addition, the Entity acts as Trustee in 11 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are met, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 199,585, 167,724 and 152,337 as of June 30, 2018, December 31, 2017 and 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

54.	Mutual funds

As of June 30, 2018, December 31, 2017 and 2016, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, term deposit certificates, shares, corporate bonds, government securities, mutual investments, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 29,226,333, 31,533,051 and 16,665,210, which are part of the Funds’ portfolio and are recorded in debit accounts “Control – Others”.

The Mutual Funds equities are as follows:

	EQUITY AS OF
MUTUAL FUND	06.30.18	12.31.17	12.31.16
FBA Renta Pesos	10,905,397	4,965,075	2,609,965
FBA Ahorro Pesos	8,570,528	15,207,847	11,269,857
FBA Bonos Argentina	6,173,473	5,602,270	2,793,125
FBA Renta Fija Dólar	5,703,615	3,571,433	—
FBA Renta Fija Dólar Plus	3,575,189	3,631,659	—
FBA Horizonte	1,372,399	317,162	252,402
FBA Acciones Argentinas	586,668	615,530	35,594
FBA Calificado	524,681	617,636	393,708
FBA Acciones Latinoamericanas	282,305	193,867	101,400
FBA Renta Fija Plus (former FBA Commodities)	217,529	237,710	—
FBA Renta Mixta	182,580	327,777	9,055
FBA Horizonte Plus	167,114	78,972	—
FBA Retorno Total II	107,703	34,524	—
FBA Bonos Latam	60,967	32,541	—
FBA Retorno Total I	56,360	9,104	—
FBA Bonos Globales	38,722	6,837	282
FBA Renta Pesos Plus	13,344	11,894	10,083

TOTAL	38,538,574	35,461,838	17,475,471

The subsidiary BBVA Francés Asset Management S.A. acts as mutual funds manager, authorized by the CNV, which registered that company as mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

55.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an Extraordinary Appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division, of the City of Mar del Plata, under File No. 16,377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File No. 18,398/05 Summary Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that non-compliance with the provisions in Communication “A” 3471 would not currently be a case of application of the most favorable criminal law. Moreover, the Entity is waiting for an answer by the Court regarding the transfer of the requested court files. On July 5, 2018, the Entity was notified of the hearing under Section No. 41 of the Criminal Code, which was held on August 7, 2018.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240—Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The period for offering and producing evidence came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the city of Mendoza, File No. 23,461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Justice of Comodoro Rivadavia and Mar del Plata, to certify the causes that are said to be related in terms of procedural object, imputed and legal qualification. The Federal Justice of Comodoro Rivadavia answered the letter partially while the Federal Justice of Mar del Plata has not done so at the date of issuance of these financial statements.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for offering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, given that Communication “A” 5264, known as the “lifting of the restriction of foreign trade transactions”, released the payment of services abroad.

•

On February 5, 2016, Volkswagen Financial Services Compañía Financiera S.A. was notified of Resolution No. 1005 issued by the Superintendent of Financial and Exchange Entities, dated November 30, 2015 which ordered that summary proceedings in financial matters No. 1484 (Case File No. 100,688/15) be filed against the company and its President for late submission of the documentation Relating to the appointment of one of the Directors of the Entity. On February 22, 2016, the company raised the relevant defenses. On February 23, 2018, the Company was notified of Resolution No. 072 issued by the Superintendent of Financial and Exchange Entities, dated February 14, 2018. Said Resolution imposed warnings on VW Credit Compañía Financiera S.A. (at present, Volkswagen Financial Services Compañía Financiera S.A.) and its president then in office, in his individual capacity, without any economic penalties or more burdensome sanctions. Such Resolution became final and these summary proceedings were concluded.

The Entity and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact on these senses.

56.	Initial implementation of the financial reporting framework established by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual consolidated financial statements for this fiscal year.

a)	Reconciliations of equity

	Reference	12.31.17	06.30.17	12.31.16
Equity as per the previous financial statements		26,056,548	16,871,810	16,460,035
Adjustments due to initial implementation of the new financial reporting framework set forth by the BCRA
Deemed cost of properties	(a)	4,889,491	4,911,886	4,960,575
Effective rate of Loans	(b)	(316,269)	(324,567)	(559,072)
Rate below market rate	(c)	(3,116)	—	—
Fair value of government and private securities	(d)	(24,587)	(38,944)	(31,439)
Fair value of derivatives	(e)	(37,337)	7,208	(34,122)
Equity method for associates and joint ventures	(f)	115,304	179,807	155,464
Assets and Liabilities for contracts with customers	(g)	(131,840)	(157,393)	(138,665)
Goodwill	(h)	360	180	—
Deferred income tax	(i)	(433,886)	(905,487)	(882,578)
Financial guarantee contracts	(j)	(5,454)	(4,542)	(3,425)
Employee benefits	(k)	(1,562)	(2,202)	(1,683)
Actions for the protection of constitutional rights (Amparos)	(l)	(4,821)	(4,386)	(4,243)
Non-controlling interest	(m)	298,126	282,124	267,737

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA		30,400,957	20,815,494	20,188,584

Attributable to the parent entity		30,092,933	20,528,602	19,917,511
Attributable to the non-controlling interest		308,024	286,892	271,073

b)	Reconciliations of Comprehensive Income

	Reference	Quarter from 04.01.17 to 06.30.17	Accumulated as of 06.30.17
(Loss) / Income as per the previous financial statements		(282,995)	1,322,775
Adjustments as per criterion in Memorandum No. 6/2017 B.C.R.A. (Note 15)		1,185,800	—
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Depreciation/Impairment of properties	(a)	(38,972)	(48,689)
Effective rate of Loans	(b)	192,825	234,505
Fair value of government and private securities	(d)	9,517	(4,087)
Fair value of derivatives	(e)	5,417	41,330
Equity method of associates and joint ventures	(f)	(2,344)	30,118
Assets and Liabilities for contracts with customers	(g)	(7,467)	(18,728)
Goodwill	(h)	90	180
Deferred income tax	(i)	(64,332)	(17,809)
Financial guarantee contracts	(j)	(1,606)	(1,117)
Employee benefits	(k)	(1,164)	(519)
Provision for actions for the protection of constitutional rights (Amparos)	(l)	(234)	(143)
Prepaid medical plan service	(m)	2,698	2,698
Non-controlling interest	(n)	7,843	14,598

Net income pursuant to the new financial reporting framework set forth by the BCRA		1,005,076	1,555,112
Other comprehensive income
Fair value of government and private securities		(77,743)	(3,418)
Equity method of associates and joint ventures		639	(5,775)
Deferred income tax		1,500	(5,100)
Post-employment defined benefit plans		(2,698)	(2,698)

Other Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA		(78,302)	(16,991)

Total Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA		926,774	1,538,121

Attributable to the parent entity		919,116	1,522,091
Attributable to the non-controlling interest		7,658	16,030

Reference	Account

(a)	The Group has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and liabilities valued at amortized cost the Group shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in income/(loss) upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Group’s loans portfolio at fair value upon initial recognition, since they are financing granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Group. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Group at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Group has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Group satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Group recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Group recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12—“Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Collateral granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services is accrued according to the criteria and scope of IFRS 15.

(k)	Amounts have been adapted to the amounts of vacation allowances, under the terms of IAS 19, pursuant to the amount set forth by the related law for pending vacation days in the payroll, including the related employer contributions.

(l)	In those cases where the Entity has paid amounts relating to actions for the protection of constitutional rights (Amparos) filed by its customers for government securities and quotas of Common Funds under the custody of the Entity, such amounts were capitalized by blocking the custody account of the depositor. Paragraph 21 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets should not be recognized in the financial statements.

(m)	The Entity reclassified income for defined benefit plans to other comprehensive income, as set forth in IFRS 19 Employee benefits.

(n)	For minority interests as per the previous accounting standards that are part of the net shareholders’ equity consolidated as per IFRS.

c) Below are significant adjustments to the Cash Flow:

Under the previous reporting framework, Cash and due from banks and investments with high liquidity with an original maturity of three months or less were deemed cash and cash equivalents. Under the reporting framework based on the IFRS, Cash and deposits in banks, which include foreign currency purchases and sales to be settled with an original maturity of three months or less are deemed cash and cash equivalents.

Under the previous reporting framework, cash and cash equivalents from the interest in PSA Finance Argentina Compañía Financiera S.A. (PSA Finance S.A.) were consolidated with the Group. Under the reporting framework based on the IFRS, such company is not consolidated.

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows derive from the application of the indirect method set for by IAS 7.

57.	Subsequent events

On July 5, 2018, the sale to REPAR S.A. and execution of the deed of conveyance of title to the properties owned by Bank located at Reconquista 40, Bolívar 501, Maipú 356 functional unit 16, Perón 362, México 628 functional unit 1 of the City of Buenos Aires and the property owned by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión located at Reconquista 281 of the City of Buenos Aires took place, for a total amount of 19,000 thousand US dollars.

Except as disclosed above, no other facts or transactions took place from the closing date for the fiscal period and the date these financial statements were issued which may significantly affect the shareholders’ equity or income/(loss) of the Entity as of June 30, 2018.

58.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA, except for the effect of the matters mentioned in Note 2 to the consolidated financial statements. Certain accounting practices applied by the Bank that conform with the standards of the BCRA may not conform with the generally accepted accounting principles in other countries.

The effects of the differences and the generally accepted accounting principles in the countries in which the financial statements are to be used have been quantified as detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

(1)	Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.

KPMG Bouchard 710 - (C1106ABL) Buenos Aires, República Argentina	Telephone +54 (11) 4316 5700 Fax +54 (11) 4316 5800 Internet www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Av. Córdoba 111

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the attached condensed consolidated interim financial statements of BBVA Banco Francés S.A. (the “Entity”) and its controlled companies, which comprise the condensed consolidated statement of financial position as at June 30, 2018, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period ended as of that date, exhibits and the selected explanatory notes.

Responsibility of the Entity’s Board of Directors and Management

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (BCRA), which, as stated in Note 2 to the attached financial statements, are based on the International Financial Reporting Standards (IFRS) and specifically for the interim financial statements, on International Accounting Standard (IAS) No. 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), with the exceptions described in that note. The Entity’s Board of Directors and Management are also responsible for the proper internal control deemed necessary to allow for the preparation of interim financial reports free of significant misstatements due to errors or irregularities.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on the accompanying condensed consolidated interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and other review procedures on the accounting information included in the interim financial statements and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, nothing has come out to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in conformity with the financial reporting framework established by the BCRA, as described in Note 2 to the accompanying condensed consolidated interim financial statements.

KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated to KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Emphasis on certain matters disclosed in the financial statements

Without modifying our conclusion, we draw the attention of the users of this report to the following information disclosed in the attached condensed consolidated interim financial statements:

a)

as mentioned in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management pursuant to financial reporting framework established by the BCRA, which differs from IFRS regarding certain significant valuation and presentation aspects, which are described and quantified in that note. This matter does not modify the conclusion stated in the previous paragraph, but should be taken into consideration by those who use IFRS for the interpretation of the accompanying financial statements, and

b)

as mentioned in Note 5 to the accompanying financial statements, they make reference to an interim period of the first fiscal year the Entity applies the new financial reporting framework established by the BCRA. The effects of changes caused by the application of this new financial reporting framework are presented in Note 56 to the accompanying financial statements. The items and amounts in the reconciliations included in that note are subject to changes which may occur as a consequence of changes to the IFRS that will finally apply and shall only be considered final upon preparation of the annual financial statements for this fiscal year. This matter does not modify the conclusion stated in the previous paragraph.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Those financial statements were examined by other auditors, who issued their audit report on February 9, 2017, and stated an unqualified opinion. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework established by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework established by the BCRA.

City of Buenos Aires, August 22, 2018.

KPMG

María Gabriela Saavedra

Partner

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONDENSED SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED ON JUNE 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	06.30.18	06.30.17
Cash flow from operating activities
Income before Income Tax	5,105,077	2,198,353
Adjustments to obtain flows from operating activities:	(6,949,915)	1,166,181
Amortizations and impairments	404,243	299,483
Loan loss provision	1,313,580	784,915
Other adjustments	(8,667,738)	81,783
Net decreases from operating assets:	(37,272,393)	(24,958,070)
Debt securities at fair value through profit or loss	3,066,802	(637,208)
Derivative instruments	142,225	53,723
Repo transactions	18,273	(2,977,356)
Loans and other financing	(32,994,309)	(11,070,857)
Non-financial government sector	140	98,580
Other financial institutions	(996,076)	(1,614,345)
Non-financial private sector and residents abroad	(31,998,373)	(9,555,092)
Other debt securities	(2,538,901)	(8,424,434)
Financial assets pledged as collateral	(1,905,110)	(83,333)
Investments in equity instruments	(982)	(413)
Other assets	(3,060,391)	(1,818,192)
Net increases from operating liabilities:	40,992,561	12,307,581
Deposits	38,033,376	10,946,638
Non-financial government sector	(7,220)	(1,377,038)
Financial sector	67,502	(85,377)
Non-financial private sector and residents abroad	37,973,094	12,409,053
Liabilities at fair value through profit or loss	143,495	—
Derivative instruments	(213,227)	(58,305)
Repo transactions	651,341	(108,625)
Other liabilities	2,377,576	1,527,873
Income tax payments	(445,868)	(399,194)

Total cash flows generated by / (used in) operating activities	1,429,462	(9,685,149)

CONDENSED SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED ON JUNE 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	06.30.18	06.30.17
Cash flows from investment activities
Payments:	(959,224)	(1,088,824)
Purchase of property, plant, and equipment, intangible assets and other assets	(753,559)	(1,088,824)
Purchase of debt or equity instruments issued by other entities	(205,665)	—
Collections:	554,119	238,013
Other collections related to investment activities	554,119	238,013

Total cash flows used in investment activities	(405,105)	(850,811)

Cash flows from financing activities
Payments:	(1,364,450)	(1,620,897)
Dividends	(970,000)	(911,000)
Non-subordinated corporate bonds	(326,812)	(323,520)
Argentine Central Bank	—	(4,172)
Financing by local financial institutions	(67,638)	(382,205)
Collections:	4,122,808	—
Financing by local financial institutions	1,998	—
Other collections related to financing activities	4,120,810	—

Total cash flows generated by / (used in) financing activities	2,758,358	(1,620,897)

Effect of exchange rate changes on cash and cash equivalents balances
Total changes in cash flows	12,428,451	1,281,073

Net increase / (net decrease) in cash and cash equivalents	16,211,166	(10,875,784)

Cash and cash equivalents at the beginning of the year (1)	38,179,507	48,029,860

Cash and cash equivalents at the end of the period (1)	54,390,673	37,154,076

(1)	See Note 4.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Banco Francés S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed financial statements for the six-month period ended June 30, 2018 are part of the period covered by the first annual financial statements prepared based on the reporting framework established by the Argentine Central Bank (BCRA), which provide that entities under its supervision shall submit financial statements prepared pursuant to International Financial Reporting Standards (IFRS) for banks issued by the International Accounting Standards Board (IASB), with a temporary exception of the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” (hereinafter “financial reporting framework established by the BCRA”) and considering, in turn, the accounting standards set forth by the BCRA through Memorandum No. 6/2017 regarding the criterion applicable to recognize uncertain tax provisions.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a deviation from the IFRS, quantified in that note.

As this is an interim period, the Bank has opted to present condensed information. Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and measurement unit (Note 3 to the consolidated financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated financial statements)

•	Significant accounting policies (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet in force (Note 6 to the consolidated financial statements)

•	Provisions (Note 27 to the consolidated financial statements)

•	Fair value of financial instruments (Note 42 to the consolidated financial statements)

•	Segment reporting (Note 43 to the consolidated financial statements)

•	Subsidiaries (Note 44 to the consolidated financial statements)

•	Involvement with non-consolidated structured entities (Note 45 to the consolidated financial statements)

•	Deposits guarantee regime (Note 49 to the consolidated financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 51 to the consolidated financial statements)

•	Trust activities (Note 53 to the consolidated financial statements)

•	Mutual funds (Note 54 to the consolidated financial statements)

•	Penalties and administrative proceedings instituted by the BCRA (Note 55 to the consolidated financial statements)

•	Subsequent events (Note 57 to the consolidated financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the interim consolidated financial statements as of March 31, 2018, in all periods presented in these financial statements and the preparation of the Balance Sheet as of December 31, 2016 for the purposes of the transition to the financial reporting framework set forth by the BCRA. Note 42 contains a detail of the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the six-month period ended June 30, 2018 have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The interim financial statements have been prepared based on the policies the Entity expects to adopt in its annual financial statements as of December 31, 2018. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable yields for its interest in the participated company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in the results and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

4.	Cash and deposits in Banks

5.	Debt securities at fair value through profit or loss

6.	Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or monthly settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Balance Sheet in the item “Derivative instruments”; and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”. Those transactions do not qualify as hedging pursuant to IFRS 9.

The breakdown of the item is as follows:

Assets

Liabilities

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars, as well as the base value of interest rate swaps are reported below.

7.	Repo and reverse repo transactions

The breakdown of the item is as follows:

Repo transactions

(1)	For two repo transactions of Argentine Bonds in US Dollars 2024 carried out in August and September 2017 with Argentina for a total of USD 250,000,000.

Reverse Repo Transactions

8.	Other financial assets

The breakdown of Other financial assets is as follows:

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the accounting balances is shown below.

10.	Other Debt securities

a)	Financial assets measured at amortized cost

They include corporate bonds for which the Entity is carrying out credit recovery transactions, for an amount of 190 as of June 30, 2018 and December 31, 2017 and 243 as of December 31, 2016.

b)	Financial assets measured at fair value through OCI

11.	Financial assets pledged as collateral

As of June 30, 2018, December 31, 2017 and December 31, 2016, the Entity delivered the financial assets listed below as collateral:

(1)	Special guarantee checking accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on term and foreign currency forward transactions. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and forward transactions.

12.	Income tax

a)	Current income tax liabilities

The breakdown of the item is as follows:

b)	Income tax charge

Breakdown of income tax charges:

Income tax, pursuant to IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate that the Entity expects for the fiscal year.

The Group’s effective rate for the six-month period ended June 30, 2018 was 28%, while for the six-month period ended June 30, 2017, it was 30%.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through OCI. The breakdown of the item is as follows:

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence and, therefore, measures them by applying the equity method:

(1)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21 to the consolidated financial statements.

15.	Property, plant and equipment

16.	Intangible assets

17.	Other non-financial assets

The breakdown of the item is as follows:

18.	Non-current assets held for sale

In February 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in the City of Buenos Aires. Therefore, these assets, the value of which, as of June 30, 2018 amounts to 272,709, were classified as non-current assets held for sale, as efforts to sell that group of assets have begun. On July 5, 2018, this group of properties was sold (see Note 57 to the consolidated financial statements).

Furthermore, during November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, for an amount of 122,631 and 196,379 as of June 30, 2018 and December 31, 2017. The efforts to sell that asset have begun and the sale is expected to take place in 2018.

19.	Deposits

The information on concentration of deposits is presented in Exhibit H.

The breakdown of the item is as follows:

20.	Liabilities at fair value through profit or loss

21.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

22.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

23.	Corporate bonds issued

The detail of corporate bonds in force as of June 30, 2018, December 31, 2017 and 2016, is included in Note 26 to the consolidated financial statements.

24.	Other non-financial liabilities

The breakdown of the item is as follows:

25.	Capital Stock

The information on the corporate stock is disclosed in Note 29 to the consolidated financial statements.

26.	Interest income

27.	Interest expenses

28.	Commission income

29.	Commission expenses

30.	Net income from measurement of financial instruments at fair value through profit or loss

31.	Income from write-down of assets measured at amortized cost and fair value through OCI

32.	Gold and foreign currency exchange differences

33.	Other operating income

34.	Personnel benefits

35.	Administrative expenses

36.	Asset depreciation and impairment

37.	Other operating expenses

38.	Related parties

a) Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria S.A.

b) Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The key management personnel received the following remuneration:

	06.30.18	06.30.17
Fees	5,790	4,520

Total	5,790	4,520

b.2) Transactions and balances with key management personnel

	Balances as of			Transactions
	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Loans
Credit cards	2,808	2,111	1,523	—	—
Overdrafts	95	20	—	—	—
Personal loans	—	10	102	—	10
Mortgage loans	1,342	1,366	1,407	120	124
Deposits
Checking accounts	3	10	34	—	—
Savings accounts	13,833	633	2,685	—	—

Transactions have been agreed upon on an arm’s length basis.

b.3) Transactions and balances with related parties (except key management personnel)

	Balances as of			Transactions
Parent	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Cash and Deposits in Banks	87,936	425,754	245,089	—	—
Derivative Instruments	520	—	—	—	—
Other Non-financial Liabilities	48,491	54,701	113,967	31,917	30,871
Derivative Instruments	16,548	—	—	—	—
Securities in Custody	48,237,485	62,359,948	37,468,665	—	—
Sureties Granted	473,689	296,403	126,286	—	—
Guarantees Received	384	371	371	—	—

	Balances as of			Transactions
Subsidiaries	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Loans and other financing	4,055,805	3,811,207	1,015,703	529,228	197,440
Other financial assets	420	229	12	105	138
Deposits	85,087	28,115	50,059	—	—
Financing Received	100,181	—	—	570	354
Securities in Custody	258,366	375,785	186,440	—	—
Sureties	281	281	281	—	—
Other Operating Income	—	—	—	3,687	1,383
Administrative Expenses	—	—	—	756	5,688

	Balances as of			Transactions
Associates	06.30.18	12.31.17	12.31.16	06.30.18	06.30.17
Loans and other financing	2,002,976	2,067,515	1,165,928	391,003	302,567
Debt Securities at fair value through profit or loss	4,229	4,179	5,849	—	—
Derivative Instruments (Assets)	—	743	3,093	—	15,517
Deposits	47,213	36,506	25,983	2,473	—
Other Non-financial Liabilities	5,983	3,124	407	2,859	2,076
Financing Received	—	82,175	—	2,546	126
Derivative Instruments (Liabilities)	296,786	12,026	576	321,507	—
Interest Rate Swaps	2,764,449	2,711,960	1,087,279	—	—
Securities in Custody	669,732	223,475	380,819	—	—

Transactions have been agreed upon on an arm’s length basis.

39.	Restrictions to the payment of dividends

We refer to Note 47 to the consolidated financial statements regarding the restrictions to the payment of dividends.

40.	Restricted availability assets

The Entity’s restricted assets are detailed in Note 48 to the consolidated financial statements.

41.	Minimum cash and minimum capital

41.1 Minimum cash

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – checking account not restricted	41,809,474	28,091,018	31,230,217
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 11)	1,150,086	977,566	914,587
Argentine Central Bank (BCRA) – special retirement and pension accounts – restricted (Note 40)	204,774	—	—

	43,164,334	29,068,584	32,144,804

Treasury Bonds in pesos at fixed rate due November 2020	3,025,644	—	—

TOTAL	46,189,978	29,068,584	32,144,804

41.2 Minimum capital

The breakdown of minimum capital requirements is as follows as of the mentioned date:

Minimum capital requirements	06.30.18	06.30.17
Credit risk	15,096,489	8,111,860
Operational risk	2,791,194	2,123,887
Market risk	153,495	286,461
Pay-in	29,910,261	16,642,186

Excess	11,869,083	6,119,978

42.	Initial implementation of the financial reporting framework established by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual consolidated financial statements for this fiscal year.

a) Reconciliations of equity

	Reference	12.31.17	06.30.17	12.31.16
Equity as per the previous financial statements		26,056,548	16,871,810	16,460,035
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Deemed cost of Real Property	(a)	4,721,093	4,741,877	4,788,955
Effective rate of Loans	(b)	(316,269)	(324,567)	(559,072)
Rate below market rate	(c)	(3,116)	—	—
Fair value of government and private securities	(d)	(24,587)	(38,944)	(31,439)
Fair value of derivatives	(e)	(37,337)	7,208	(34,122)
Equity method for subsidiaries, associates and joint ventures	(f)	240,464	299,751	275,577
Assets and Liabilities for contracts with customers	(g)	(131,840)	(157,393)	(138,665)
Goodwill	(h)	360	180	—
Deferred income tax	(i)	(404,500)	(864,575)	(838,204)
Financial guarantee contracts	(j)	(5,454)	(4,542)	(3,425)
Actions for the protection of constitutional rights (Amparos)	(k)	(2,429)	(2,203)	(2,129)

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA		30,092,933	20,528,602	19,917,511

b) Reconciliations of Income/(Loss)

	Reference		Quarter from 04.01.17 to 06.30.17	Accumulated as of 06.30.17
(Loss) / Income as per the previous financial statements			(282,995)	1,322,775
Adjustments as per criterion in Memorandum No. 6/2017 BCRA (Note 3)			1,185,800	—
Adjustments due to initial implementation of the financial reporting framework set forth by BCRA
Depreciation/Impairment of Real Property	(a	)	(38,166)	(47,078)
Effective rate of Loans	(b	)	192,825	234,505
Fair value of government and private securities	(d	)	9,517	(4,087)
Fair value of derivatives	(e	)	5,417	41,330
Equity method for associates and joint ventures	(f	)	(3,592)	29,949
Assets and Liabilities for contracts with customers	(g	)	(7,467)	(18,728)
Goodwill	(h	)	90	180
Deferred income tax	(i	)	(64,980)	(21,271)
Financial guarantee contracts	(j	)	(1,606)	(1,117)
Actions for the protection of constitutional rights (Amparos)	(k	)	(123)	(74)
Prepaid medical service	(l	)	2,698	2,698

Net income pursuant to the new financial reporting framework set forth by the BCRA			997,418	1,539,082
Other comprehensive income
Fair value of government and private securities			(77,743)	(3,418)
Equity method for associates and joint ventures			639	(5,775)
Deferred income tax			1,500	(5,100)
Post-employment defined benefits plans			(2,698)	(2,698)

Other Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA			(78,302)	(16,991)

Total comprehensive income pursuant to the new financial reporting framework set forth by the BCRA			919,116	1,522,091

Reference	Account

(a)	The Entity has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and liabilities valued at amortized cost the Entity shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in income/(loss) upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Entity’s loan portfolio at fair value upon initial recognition, since they are financing granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Entity. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Entity at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Entity has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Entity satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Entity recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Entity recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12—“Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Guarantees granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services accrues according to the criteria and scope of IFRS 15.

(k)	In those cases where the Entity has paid amounts relating to actions for the protection of constitutional rights (Amparos) filed by its customers for government securities and quotas of Common Funds under the custody of the Entity, such amounts were capitalized by blocking the custody account of the depositor. Paragraph 21 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets should not be recognized in the financial statements.

(l)	The Entity reclassified income for defined benefit plans to other comprehensive income, as set forth in IFRS 19 Employee benefits.

c) Below are significant adjustments to the Cash Flow

Under the previous reporting framework, Cash and due from banks and investments with high liquidity with an original maturity of three months or less were deemed cash and cash equivalents. Under the reporting framework based on the IFRS, Cash and deposits in banks, which include foreign currency purchases and sales to be settled with an original maturity of three months or less are deemed cash and cash equivalents.

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows are from the use of the indirect method provided for by IAS 7.

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA, except for the effect of the matters mentioned in Note 2 to the consolidated financial statements. Certain accounting practices applied by the Bank that conform with the standards of the BCRA may not conform with the generally accepted accounting principles in other countries.

The effects of the differences and the generally accepted accounting principles in the countries in which the financial statements are to be used have been quantified as detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B
(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017
(stated in thousands of pesos)

	06.30.18	12.31.17
CONSUMER AND HOUSING PORTFOLIO		
Normal performance	65,603,008	54,359,057
Preferred collaterals and counter guarantees "A"	11,011	11,517
Preferred collaterals and counter guarantees "B"	4,768,393	2,620,981
No preferred collaterals and counter guarantees	60,823,604	51,726,559
Low risk	886,018	519,727
Preferred collaterals and counter guarantees "B"	36,464	35,935
No preferred collaterals and counter guarantees	849,554	483,792
Medium risk	855,150	480,012
Preferred collaterals and counter guarantees "A"	51	-
Preferred collaterals and counter guarantees "B"	9,252	9,551
No preferred collaterals and counter guarantees	845,847	470,461
High risk	319,628	259,798
Preferred collaterals and counter guarantees "B"	25,604	20,932
No preferred collaterals and counter guarantees	294,024	238,866
Uncollectible	44,126	36,685
Preferred collaterals and counter guarantees "A	15	-
Preferred collaterals and counter guarantees "B"	8,230	6,784
No preferred collaterals and counter guarantees	35,881	29,901
Uncollectible for technical reasons	-	2
No preferred collaterals and counter guarantees	-	2
TOTAL	67,707,930	55,655,281
TOTAL GENERAL	165,135,665	130,789,730

(1)	Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON THE REVIEW OF THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Av. Córdoba 111

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the attached condensed separate interim financial statements ofBBVA Banco Francés S.A. (the “Entity”), which comprise the statement of financial position as at June 30, 2018, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period ended as of that date, exhibits and the selected explanatory notes.

Responsibility of the Entity’s Board of Directors and Management

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (BCRA), which, as stated in Note 2 to the attached financial statements, are based on the International Financial Reporting Standards (IFRS) and specifically for the interim financial statements, on International Accounting Standard (IAS) No. 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), with the exceptions described in that note. The Entity’s Board of Directors and Management are also responsible for the proper internal control deemed necessary to allow for the preparation of interim financial reports free of significant misstatements due to errors or irregularities.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on the accompanying condensed separate interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and other review procedures on the accounting information included in the interim financial statements and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, nothing has come out to our attention that causes us to believe that the accompanying condensed separate interim financial statements are not prepared, in all material respects, in conformity with the financial reporting framework established by the BCRA as described in Note 2 to the accompanying condensed separate interim financial statements.

KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated to KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Emphasis on certain matters disclosed in the financial statements

Without modifying our conclusion, we draw the attention of the users of this report to the following information disclosed in the attached condensed separate interim financial statements:

a)

as mentioned in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management pursuant to the financial reporting framework established by the BCRA, which differs from IFRS regarding certain significant valuation and presentation aspects, which are described and quantified in that note. This matter does not modify the conclusion stated in the previous paragraph, but should be taken into consideration by those who use IFRS for the interpretation of the accompanying financial statements, and

b)

as mentioned in Note 3 to the accompanying financial statements, they make reference to an interim period of the first fiscal year the Entity applies the new financial reporting framework established by the BCRA. The effects of changes caused by the application of this new financial reporting framework are presented in Note 42 to the accompanying financial statements. The items and amounts in the reconciliations included in that note are subject to changes which may occur as a consequence of changes to the IFRS that will finally apply and shall only be considered final upon preparation of the annual financial statements for this fiscal year. This matter does not modify the conclusion stated in the previous paragraph.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Those financial statements were examined by other auditors who issued their audit report on February 9, 2017, and stated an unqualified opinion. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework established by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework established by the BCRA.

City of Buenos Aires, August 22, 2018

KPMG

María Gabriela Saavedra

Partner

INFORMATION REPORT FOR

THE PERIOD ENDED

JUNE 30, 2018

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA set forth the application of International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 with a temporary exception for Section 5.5–“Impairment”, in IFRS 9 and considering, in turn, the accounting standards set forth by that Regulatory Authority through Memorandum No. 6/2017 regarding the criterion to be applied in recognizing uncertain tax provisions (“New financial reporting framework set forth by the BCRA”). As a consequence of the application of those standards, BBVA Francés presents its financial statements prepared pursuant to the new financial reporting framework set forth by the BCRA as of June 30, 2018, December 2017 and June 2017.

As of June 30, 2018 assets amounted to 268,228,122, liabilities amounted to 234,812,560 and shareholders’ equity amounted to 33,415,562.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.8 million customers as of June 30, 2018. That network includes 251 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 15 in-company banks, one point of sales, two points of Express attention, 809 ATMs and 814 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,084 employees as of June 30, 2018.

The private loans portfolio totaled 162,123,231 million pesos as of June 30, 2018, reflecting an increase by 82.6% as compared to the same period of the previous year, which allowed the Bank to keep its market share at 8.2% as of the end of the semester.

The growth of the loans portfolio was backed by the growth in the mortgage loans and personal loans portfolios, which recorded an increase by 247.5% and 74.1% as compared to June 2017, respectively, while the credit cards and collateral loans business continued to strengthen, increasing in consumer market share.

Besides, commercial loans grew 84.4% in the last twelve months, including the effect of the revaluation of foreign currency loans as a result of the foreign exchange appreciation.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular compliance/total financing) was 0.9%, with a coverage level (total allowances/irregular compliance financing) of 218% as of June 30, 2018.

The total exposure for securities and loans to the Government Sector totaled 28,322,356 pesos at year end, including repos both with the BCRA and Argentina, the latter for USD 250 million.

In terms of liabilities, customers’ resources totaled 192,857,273, with an increase by 53.6% over the last twelve months.

The market share of deposits to the private sector increased to 10 basis points, and reached 7.8% as of June 30, 2018.

Information not Covered by the Review Report.

Breakdown of changes in the main income/loss items:

BBVA Francés recorded an accumulated profit as of June 30, 2018 of 3,720,002, representing a return on average liabilities of 1.9% and a return on average assets of 1.7%.

Net financial income totaled 11,102,157, with a 61.8% growth as compared with the same period of the previous year, mainly driven by the growth of the activity and better spreads.

Net income from services totaled 1,435,822, a 22.4% increase compared with the same period for the previous year. This increase is due to both the increase in activity and the rise in prices and commissions from credit and debit cards, which is reflected in the increase of the consumption quota.

Administrative expenses and personnel benefits totaled 7,041,981, a 23.6% growth in relation to those recorded for June 2017. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

For the second half of 2018, BBVA Francés will continue to strengthen its strategy based on the growth and transformation for the purpose of leading a more efficient financial system and with a tendency towards consolidation and offering a better experience to customers through a change in banking.

Along this line, the growth plan will be focused both on obtaining new customers and strengthening the relationship with customers already in the portfolio, for the purpose of increasing cross-sell, improving the quality of service and evolving in efficiency levels as well as the development and training of teams.

Likewise, in a context that has turned out to be more complex, focus will be made on funding, mainly retail, so as to reach a higher efficiency in the mix and developing more relevant liabilities for the purpose of sustaining credit growth.

Information not covered by the Review Report.

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

(1)	Total Shareholders’ Equity/Liabilities.
(2)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(3)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(4)	Total Liabilities/Shareholders’ Equity.

(1)	Total Shareholders’ Equity/Liabilities (including minority interest).
(2)	Sum of cash and due from banks and government and private securities/deposits.
(3)	Sum of premises and equipment, miscellaneous assets and intangible assets/Assets.
(4)	Total Liabilities (including minority interest)/Shareholders’ Equity.

(1) Pursuant to the valuation and disclosure criteria mentioned in these financial statements.

(2) Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new book-entry ordinary shares. Refer to Note 29. Capital Stock of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. for an amount of 204,000 thousand pesos, equivalent to 240,000,000 ordinary, non-endorsable registered shares, with a value of $1 and one vote per share.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown per Term of Loans and Other Financing”, and “Exhibit I—Breakdown of Financial Liabilities per Remaining Terms” of BBVA Banco Francés S.A.’s Condensed Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the financial effects of maintenance:

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 44. Subsidiaries and Note 46. Related Parties of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Does not apply.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19,550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, premises and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of premises and equipment is considered.

9.	Insurance covering tangible assets.

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax of the Condensed Consolidated Financial Statements.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances on account of future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the cessation of restrictions on the distribution of retained earnings.

Refer to Note 47. Restrictions on the payment of dividends of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.